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                             February 27, 2023

       Bala Balkrishna
       Chairman and Chief Executive Officer
       Infinity Bancorp
       6 Hutton Centre Drive, Suite 100
       Santa Ana, CA 92707

                                                        Re: Infinity Bancorp
                                                            Offering Statement
on Form 1-A
                                                            Filed on February
17, 2023
                                                            File No. 024-12158

       Dear Bala Balkrishna:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Richard Knecht